UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934

Notice of Change in the Majority of Directors

September 12, 2005

CHILCO RIVER HOLDINGS INC.
(Exact Name of Registrant as Specified in Charter)

Nevada
(State or Other Jurisdiction of Incorporation)

333-113383
(Commission File Number)

98-0419129
(IRS Employer Identification No.)

16027 Arrow Hwy, Suite D
Irwindale, CA 91706
(Address of Principal Executive Offices and Zip Code)

(646) 330-5859
(Registrant’s Telephone Number, including Area Code)

CHILCO RIVER HOLDINGS INC.

September 12, 2005

DEAR CHILCO SHAREHOLDER:

        As you know, we recently completed a share exchange with Kubuk International, Inc. (“Kubuk”) and its shareholders wherein we acquired all of the outstanding capital stock and other equity interests of Kubuk in exchange for 19,250,000 shares of our common stock. We filed current reports on Form 8-K describing the transaction and providing certain information about Kubuk on July 20, 2005 and August 9, 2005 (as amended on August 11, 2005).

        As part of the share exchange, our one of existing directors agreed to resign and be replaced by directors nominated by Kubuk and its shareholders (as more fully described in the attached Information Statement). In connection with this change in our directors, we are furnishing you with information about the designees and certain other information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

        While we urge you to carefully review the enclosed information about the designees, this information is for your reference only and does not require any action on your part.

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

        As always, thank you for your interest in the Company.

Sincerely,

/s/ Tom Liu
Tom Liu
Chief Executive Officer

Irwindale, California

SCHEDULE 14F-1

TABLE OF CONTENTS

INTRODUCTION	1

DIRECTORS AND EXECUTIVE OFFICERS	2

Pre-Share Exchange Directors and Executive Officers	2
Directors and Executive Officers following the Merger	3
Board of Directors Meetings	5
Board of Directors Committees	5
Audit Committee	5
Compensation	6
Corporate Governance and Nominating	6
Shareholder Communications with the Board of Directors	6
Involvement in Certain Legal Proceedings	6
Conflicts of Interest	7

EXECUTIVE COMPENSATION	7

Director and Officer Stock Option/Stock Appreciation Rights ("SARs") Grants	7
Aggregated Option/SAR Exercises in Last Fiscal Year- and Fiscal Year-End Option/SAR Values	7
Long Term Incentive Plan Awards	7
Defined Benefit or Actuarial Plan Disclosure	8
Compensation of Directors	8
Employment Contracts and Termination of Employment and Change-In-Control Arrangements	8

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	8

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS	9

CHANGES OF CONTROL	11

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	11

CHILCO RIVER HOLDINGS INC.

SCHEDULE 14f-1
INFORMATION STATEMENT

INTRODUCTION

        This information statement is being mailed on or about September 12, 2005 to you and other holders of record of the common stock of Chilco River Holdings Inc. (the “Company”, “we”, or “us”) as of the close of business on September 1, 2005. As of September 1, 2005, 21,450,000 shares of our common stock are issued and outstanding. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

        On July 15, 2005, we entered into a share exchange agreement (the “Share Exchange Agreement”) with Kubuk International, Inc., a California company (“Kubuk”); its shareholders, Tom Liu, David Liu, Lee Kuen Cheung, Wai Yung Lau, Zheng Liu, Yizhi Zeng, Luisa Wong, Jack Xu, Yong Yang and Guoxiu Yan (collectively, the “Shareholders”); and Tom Liu, as Shareholders Representative. Under the terms of the Share Exchange Agreement, we agreed to acquire all of the issued and outstanding capital stock of Kubuk from the Shareholders (the “Share Exchange”). Kubuk owns and operates, through its wholly-owned subsidiaries, Kubuk Investment SAC and Kubuk Gaming SAC, the Hotel Cinco Estrellas in Lima, Peru (also known as the Bruce Hotel and Casino), and owns all of the assets, licenses and other rights used in connection with the business of the Bruce Hotel and Casino.

        Closing of Share Exchange. On August 3, 2005, we completed the acquisition of Kubuk International Inc. in accordance with the terms of the Share Exchange Agreement (the “Closing”). Pursuant to the Share Exchange Agreement, we acquired all of the outstanding capital stock and other equity interests of Kubuk from the Shareholders by issuing 19,250,000 shares of common stock, which represents 89.74% of our issued and outstanding shares of common stock as of September 1, 2005, as consideration on the terms and subject to the conditions set forth in the Share Exchange Agreement. Kubuk had 51,000,400 shares of common stock issued and outstanding, and the Shareholders received 0.3749970588 of our shares of common stock for each share of Kubuk common stock tendered. No fractional shares were issued to Kubuk shareholders.

        Escrow Arrangements. Under the terms of the Share Exchange Agreement, we, Kubuk, the Shareholders and Wasserman, Comden, Casselman & Pearson, LLP, as “Escrow Agent”, entered into an escrow agreement dated August 3, 2005, under which the Shareholders were required to place shares of common stock issued in the Share Exchange into escrow to satisfy certain obligations under the Share Exchange Agreement. The Shareholders placed a total of 5,000,000 shares of our common stock into escrow to secure certain obligations by the Company and David Liu and Tom Liu to raise $5,000,000 at a minimum share price of $1.00 per share and 2,000,000 shares of our common stock into escrow to satisfy certain obligations to consultants to Kubuk. In addition, David Liu and Tom Liu contributed a total of 1,250,000 shares of our common stock into escrow for the purposes of exercising certain co-sale rights granted by the Company to David Liu and Tom Liu.

        Share Contribution. In connection with the closing of the Share Exchange, Gavin Roy, our founding shareholder, and two former officers and directors agreed to contribute an aggregate of 3,964,000 shares of our common stock to the Company as an additional capital contribution and we agreed to accept the Capital Contribution. The shares were cancelled effective as of August 3, 2005.

        Director and Officer Appointments: In connection with the Share Exchange we appointed five new directors to our Board of Directors:

•	Tom Liu,

•	Wai Yung Lau,

•	Jack Xu,

•	Yong Yang, and

•	Sean Sullivan.

        Robert Krause resigned as a member of our Board of Directors. After Closing, our Board of Directors consists of six members, the newly appointed board members and Gavin Roy. In addition, Tom Liu was appointed as our Chairman and Chief Executive Officer effective immediately upon Closing. The remainder of this information statement provides certain information related to our new directors, officers and shareholders.

DIRECTORS AND EXECUTIVE OFFICERS

        The following discussion sets forth information regarding our former executive officers and directors and those individuals we appointed as executive officers and directors after completing the Share Exchange.

        Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his or her earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Pre-Share Exchange Directors and Executive Officers

        Set forth below is certain information regarding the pre-Share Exchange directors and executive officers of the Company. There are no agreements with respect to the election of any director.

Name	Position	Age
Robert Krause	Director and President	46
Gavin Roy	Director, Secretary and Treasurer	39

Robert Krause

Mr. Krause had been our President since our inception. He has a Bachelor of Science (Geology major) from the University of British Columbia, Canada, and is an Exploration Geologist. Mr. Krause has been a Consulting Geologist since 1985 with international exploration experience in North, Central and South America. He has been the president of R.G. Krause & Associates Inc of Vancouver BC since July 1989. R.G. Krause & Associates is a geological consulting and general contracting company, with experience in the following areas of geological exploration: “epithermal”, which relates to hydrothermal mineral deposits of watery fluids ranging from 50–200 degrees centigrade, occurring mainly in veins; “skarn”, a term generally reserved for rocks composed mostly of lime-bearing crystal structures; and “placer”, which relates to surficial mineral deposits of heavy minerals, such as gold, formed by mechanical concentrations of mineral particles from weathered debris. Mr. Krause has been Vice-President of Explorations for Starfield Resources Inc. of Vancouver, BC since January 1999. From 1998 to 1999 he was Project Geologist with LAMIC in Salguiero, Brazil, and from 1990 to 1997 was Project Geologist for Pacific Seadrift Malinga/Milagro Resources Inc. (Honduras C.A.)

Gavin Roy

Mr. Roy has extensive experience in the financial services business. Mr. Roy is currently the principal of Magellan Management Company, a venture capital firm in Vancouver, British Columbia. Prior to forming Magellan Management in 2005, Mr. Roy’s principal occupation during the past five years has been as an investment advisor with Canaccord Capital Corporation, Octagon Capital Corporation, and Global Securities Corporation. Mr. Roy has been a registrant in Canada with the British Columbia, Alberta, Saskatchewan and Ontario securities commissions. Mr. Roy is the founding shareholder of Chilco River Holdings Inc.

Directors and Executive Officers following the Share Exchange

        Set forth below is certain information regarding the persons who became directors and executive officers of the Company following the Share Exchange:

Name	Current Office	Age
Tom Liu	Director and Chief Executive Officer	25
Gavin Roy	Director	39
Wai Yung Lau	Director	42
Jack Xu	Director	56
Yong Yang	Director	43
Sean Sullivan	Director	42

        The following is a description of the business background of the new directors and executive officers of the Company.

Tom Liu

Tom Liu has been with Bruce Grupo Diversion since 1998. Mr. Liu is fluent in four languages, English, Spanish, Cantonese, and Mandarin. He was appointed as the Casino Vault Manager in 1998, and worked closely with the gaming commission in casino’s daily results. By 2000, he was promoted to Casino Floor Manager, where he worked directly with the casino floor operations and assisted in marketing and promotions. Mr. Liu now serves as the General Manager for Kubuk Investment S.A.C. and Kubuk Gaming S.A.C.

Gavin Roy

See above.

Wai Yung Lau

Wai Yung Lau is presently the Chief Financial Officer of Bruce Grupo Hong Kong Limited and has expertise in financial practices. She was the Chief Financial Officer of WuJin Construction Co., Chengdu, China, a construction company involved in many projects in Chengdu, China, such as the ChengDu Technology Tower and SiChuan Lung Quan Resort. In 2003, Mrs. Lau moved to Hong Kong, and served the Chief Financial Officer of Bruce Group International, Hong Kong. In 2004, Mrs. Lau was employed by ING Insurance Group, where she was an advisor in investments, life insurance and finance.

Yong Yang

Yong Yang received his bachelor degree in finance from the Northwest University of Business in 1989. Soon after graduation, Mr. Yang was appointed General Manager of NanChong Securities Exchange Company. During his term, Mr. Yang helped two state owned companies going public in the Chinese stock exchange. From 1994 to 1999, Mr. Yang joined HuaXia Securities, Chengdu branch, and severed as General Manager. Mr. Yang practiced investment banking and acquisitions of other companies. Mr. Yang then joined the New Light Technology Investment Company as the President of the company. The company engaged in retro-reflecting material development and production, now the company product owns the majority market in SiChuan, China. Mr. Yang immigrated to Canada in July of 2000, and now severs as General Manager for Canada Higher Investment Co. LTD.

Jack Xu

Jack Xu studied in the School of Business of HaErBin, China and received degrees in business administration and finance. From 1982 to 1995, Mr. Xu helped establish SiChuan Investment Bank, and appointed as vice president, during his term, he specialized in bonds, securities, and investment banking. Mr. Xu then severed as President of the SiChuan JiaLin Investment in Hong Kong from 1995 to 2000, where he provided advice on investment banking, stock analysts and mergers and acquisitions. Mr. Xu has been working with Kubuk Investment since 2001.

Sean Sullivan

Mr. Sullivan is presently the Managing Director of TCI Global Investments Ltd., a Turks and Caico Islands company he co-founded in 2004 to provide financing and investment banking services. Mr. Sullivan also co-founded Apollo Development Corp. in 2004 to acquire and develop beachfront property in the Turks and Caicos Islands. He was a Private Client Advisor at Temple Securities, Ltd. from 2001 to 2004, during which he oversaw the management of High Net Worth client accounts. While at Temple, Mr. Sullivan developed several proprietary programs for the financing and funding of various real estate development and business projects. In addition, in 2002, Mr. Sullivan formed Marlin International Venture Capital as the Managing Director to assemble a consortium of investors that acquired a controlling stake in VEM AktienBank, a leading investment Bank located in Munich, Germany.

Board of Directors Meetings

        During the fiscal year ended December 31, 2004, the Company’s Board of Directors held two meetings. All directors attended at least 75% of the meetings of the Board of Directors.

Board of Directors Committees

        Due to the small size of the Company, we have not established any committees separate from the Board of Directors. Our Board of Directors as a whole fulfills the functions of an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The information below summarizes the Board of Directors’ approach to each of these functions.

Audit Committee

        We have no standing audit committee. Our Board of Directors performs the function of an audit committee. None of the members of our board of directors satisfies the criteria for an audit committee financial expert under Item 401(e) of Regulation S-B of the rules of the Securities and Exchange Commission. Due to our relatively small size, the relatively small number of financial transactions during the proceeding fiscal year and the fact that we have negative working capital at this time we have been unable to secure the services of an audit committee financial expert. Only Sean Sullivan would be considered independent as defined by American Stock Exchange listing standards.

        Our board of directors will meet with our management and our external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. Our board of directors will review our significant financial risks, will be involved in the appointment of senior financial executives and will annually review our insurance coverage and any off-balance sheet transactions.

        Our board of directors will monitor our audit and the preparation of financial statements and all financial disclosure contained in our SEC filings. Our board of directors will appoint our external auditors, monitor their qualifications and independence and determine the appropriate level of their remuneration. The external auditors report directly to the board of directors. Our board of directors has the authority to terminate our external auditor’s engagement and approve in advance any services to be provided by the external auditors which are not related to the audit.

Compensation

        We have no Compensation Committee. Our board of directors is responsible for considering and authorizing terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate. In addition, our board of directors reviews both our overall salary objectives and significant modifications made to employee benefit plans, including those applicable to executive officers, and proposes any awards of stock options.

Corporate Governance and Nominating

        We have no Corporate Governance and Nominating Committee due to our small size.

        Our board of directors is responsible for developing our approach to corporate governance issues.

Code of Ethics

        We have adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct, to provide full, fair, accurate, timely and understandable disclosure in public reports, to comply with applicable laws, to ensure prompt internal report of code violations, and to provide accountability for adherence to the code.

Shareholder Communications with the Board of Directors

        Shareholders wishing to communicate with the Board of Directors should send correspondence to the principal business address of the Company to the attention of the Board of Directors.

Involvement in Certain Legal Proceedings

        None of our directors or officers is, or has been within the five years before the date of this information statement, the subject of any legal proceeding specified in Item 401(f) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Conflicts of Interest

        To our knowledge, and other than as disclosed in this report, there are no known existing or potential conflicts of interest among us, our promoters, directors and officers, or other members of management, or of any proposed director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies.

Executive Compensation

        The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other most highly compensated executive officers (the “named executives officers”) for the fiscal years ended December 31, 2004 and 2003. The determination as to which executive officers were most highly compensated was made with reference to the amounts required to be disclosed under the “Salary” and “Bonus” columns in the table.

	Annual Compensation				Long Term Compensation
					Awards		Payouts
							Long
					Common	Restricted	Term
					Shares Under	Shares or	Incentive
Name and				Other Annual	Options/SARs	Restricted	Plan	All Other
Principal	Fiscal	Salary	Bonus	Compensation	Granted	Share Units	Payouts	Compensation
Position	Year	($)	($)	($)	($)	($)	($)	($)

Tom Liu(1)	2004	$ 60,000	--	--	--	--	--	--
Chairman & CEO	2003	$ 60,000	--	--	--	--	--	--

Brent Krause(2)	2004		--	--	--	--	--	--
President	2003		--	--	--	--	--	--

Gavin Roy(3)	2004	--	--	--	--	--	--	--	--
Treasurer

(1)	Reflects compensation paid to Tom Liu by Kubuk International SAC prior to the acquisition.
(2)	Mr. Krause resigned as our President and as a director on August 3, 2005.
(3)	Mr. Roy was appointed as our secretary and a director on May 10, 2005.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants

        We have never granted any stock options or stock appreciation rights.

Aggregated Option/SAR Exercises in Last Fiscal Year- and Fiscal Year-End Option/SAR Values

        We have never granted any stock options or stock appreciation rights.

Long Term Incentive Plan Awards

        No long-term incentive awards have been made by us to date.

Defined Benefit or Actuarial Plan Disclosure

        We do not provide retirement benefits for the directors or officers.

Compensation of Directors

        We had no arrangements pursuant to which our officers and directors are compensated by us for their services in their capacity as directors or officers, or for committee participation, involvement in special assignments or for services as consultant or experts during the most recently completed financial year.

        Our former President, Robert Krause, provided us with management services and office premises. The management services were valued at $500 per month and the office premises were valued at $500 per month. During the year ended December 31, 2004, donated services of $6,000 (2003 — $4,000) and donated rent expense of $6,000 (2003 — $4,000) were charged to operations. Mr. Krause resigned as our President and director effective on August 3, 2005.

        Our officers and directors may be reimbursed for any out-of-pocket expenses incurred by them on our behalf.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

        None

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Our former President, Robert Krause, provided us with management services and office premises. The management services are valued at $500 per month and the office premises are valued at $500 per month. During the year ended December 31, 2004, donated services of $6,000 (2003 — $4,000) and donated rent expense of $6,000 (2003 — $4,000) were charged to operations.

        We acquired all of the issued and outstanding common stock of Kubuk International Inc. in a share exchange transaction. We appointed five new directors to our Board of Directors:

•	Tom Liu,

•	Wai Yung Lau,

•	Nan Zheng Zhang,

•	Yong Yang and

•	Sean Sullivan.

        After Closing, our Board of Directors consists of six members, the newly appointed board members and Gavin Roy. Tom Liu was appointed as our Chairman of the Board of Directors and Chief Executive Officer effective immediately upon Closing of the Share Exchange.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information known to the Company with respect to the beneficial ownership of our common stock as of September 1, 2005, by

(i)	each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding common stock,

(ii)	each of our directors and each person proposed to be appointed as director,

(iii)	each of our named executive officers, and

(iv)	all directors and officers as a group.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Name and Address of Beneficial Owner		Prior to Share Exchange		After giving effect to the Share Exchange
Name/Position	Address	Number of Shares(1)(2)	Percentage of issued and outstanding	Number of Shares(1)	Percentage of issued and outstanding
Officers and Directors
Tom Yu Liu, Chairman and Chief Executive Officer	16027 Arrow Hwy Suite D Irwindale, CA 91706	--	--	7,213,439(4)(5)	33.63%
Gavin Roy,(6) Treasuer & Director	595 Howe Street, Suite 206 Vancouver, B.C. V6C 2T5	3,650,000	59.21%	86,000(6)	*
Wai Yung Lau, Director	16027 Arrow Hwy Suite D Irwindale, CA 91706	--	--	2,762,826(4)(7)	12.88%
Yong Yang Director	16027 Arrow Hwy Suite D Irwindale, CA 91706	--	--	240,245(4)(8)	1.12%
Jack Xu, Director	16027 Arrow Hwy Suite D Irwindale, CA 91706	--	--	240,245(4)(9)	1.12%
Sean Sullivan,(10) Director	Unit 300, the Graceway House Provindanciale, Turks & Caico British West Indies	--	--	1,200,000(10)	5.59%
Officers and Directors as a Group (6 persons)(14)		3,650,000	59.21%	10,542,755	49.15%

5% Shareholders
David Wong Liu	16027 Arrow Hwy Suite D Irwindale, CA 91706	--	--	4,823,121(4)(11)	22.49%
Lee Kuen Cheung	16027 Arrow Hwy Suite D Irwindale, CA 91706	--	--	1,561,598(4)(12)	7.28%
Guoxiu Yan	16027 Arrow Hwy Suite D Irwindale, CA 91706	--	--	1,807,913(4)(13)	8.43%

*	Indicates ownership of less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Common stock subject to options and warrants currently exercisable, or exercisable within 60 days after September 1, 2005, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership for any other person. Figures shown are on a non-diluted basis.

(2)	Based on 6,164,000 shares of the Company’s common stock issued and outstanding immediately prior to the Share Exchange.

(3)	Based on 21,450,000 shares of the Company’s common stock issued and outstanding immediately following the Share Exchange.

(4)	The number of shares and the percentage of issued and outstanding shares held by each of the listed shareholders is subject to adjustment based on the number of shares placed into escrow and subject to cancellation. The Kubuk Shareholders received 0.3749970588 shares of common stock for each share of Kubuk common stock tendered. The Kubuk Shareholders placed a total of 5,000,000 shares of common stock into escrow to secure certain obligations by the Company and the Tom Lui and David Liu to raise $5,000,000 at a minimum share price of $1.00 per share. The Kubuk Shareholders placed a total of 2,000,000 Exchange Shares into escrow to satisfy certain obligations to consultants to Kubuk. The Kubuk Shareholders have voting power over these shares pending release from escrow. The shares are to be released to consultants of Kubuk upon the satisfaction of certain conditions or cancelled if the conditions are not satisfied. The principal shareholders of Kubuk, Tom Liu and David Liu, contributed a total of 1,250,000 shares of common stock into escrow for the purposes of exercising certain co-sale rights granted by the Company.

(5)	Includes 3,372,186 shares of common stock held in escrow pursuant to escrow arrangements entered into in connection with our acquisition of Kubuk International Inc.

(6)	In connection with the Share Exchange, the Company and Mr. Roy entered into a Share Contribution Agreement dated effective as of August 3, 2005, under which Mr. Roy contributed an aggregate of 3,564,000 shares of the Company’s common stock to the Company as a Capital Contribution. The Company accepted the Capital Contribution and cancelled 3,564,000 shares of common stock.

(7)	Includes 1,004,664 shares of common stock held in escrow pursuant to escrow arrangements entered into in connection with our acquisition of Kubuk International Inc.

(8)	Includes 87,362 shares of common stock held in escrow pursuant to escrow arrangements entered into in connection with our acquisition of Kubuk International Inc.

(9)	Includes 87,362 shares of common stock held in escrow pursuant to escrow arrangements entered into in connection with our acquisition of Kubuk International Inc.

(10)	Mr. Sullivan served as a consultant to Kubuk International Inc. prior to the Share Exchange and has the right to acquire up to 1,200,000 shares of common stock from escrow upon the satisfaction of certain conditions, including the successful completion of a financing transaction to raise $5,000,000. As of September 1, 2005, the conditions have not been satisfied.

(11)	Includes 2,254,744 shares of common stock held in escrow pursuant to escrow arrangements entered into in connection with our acquisition of Kubuk International Inc.

(12)	Includes 567,854 shares of common stock held in escrow pursuant to escrow arrangements entered into in connection with our acquisition of Kubuk International Inc.

(13)	Includes 657,423 shares of common stock held in escrow pursuant to escrow arrangements entered into in connection with our acquisition of Kubuk International Inc.

(14)	Includes shares of common stock held in escrow pursuant to escrow arrangements entered into in connection with our acquisition of Kubuk International Inc. and excludes 1,200,000 shares, which may be released from escrow to Mr. Sullivan under the Consulting Agreement. The period prior to the share exchange reflects only Gavin Roy's holdings as he is the only continuing director and officer.

Changes of Control

        We are not currently aware of any arrangements in place that would result in a change of control of the Company at a subsequent date.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act, requires that our officers and directors, and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities, file reports of ownership and changes of ownership with the Securities and Exchange

Commission (the “SEC”). Officers, directors and greater than ten percent (10%) shareholders are required by SEC regulation to furnish us with copies of all such reports they file.

        Based solely on our review of the copies of such reports received by us, and on written representations by our officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, we believe that, with respect to the fiscal year ended December 31, 2004, our officers and directors, and all of the persons known to us to own more than ten percent (10%) of our Common Stock, filed all required reports on a timely basis, except as follows:

•	Thomas Brady, a former director, filed a Form 3 late. The Form 3 was due on August 16, 2004, but was not filed until April 15, 2005.

•	Gavin Roy, a director, 10% shareholder and our treasurer, filed a Form 3 late. The Form 3 was due on August 16, 2004, but was not filed until April 18, 2005.

•	Robert Krause, a former director, filed a Form 3 late. The Form 3 was due on August 16, 2004, but was not filed until May 4, 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chilco River Holdings Inc.

By: /s/ Tom Liu
Tom Liu, Chief Executive Officer
Date: September 9, 2005